FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PUBLIC DECLARATION

     In relation to press reports and third-party opinions that have been published recently regarding a possible purchase of assets by Endesa Chile from related parties, the chairman of the Company, Mario Valcarce, according to the information restrictions to which the company and its decision-making organs are subject in relation with pending matters, and in order to clarify that information, states the following:

     1.- As has been published in the communications media, the Company is analyzing through its management areas an offer to acquire a share percentage in the generating company Edegel S.A., a subsidiary of Endesa Chile, operated, controlled and consolidated by Endesa Chile.

     2.- The shares offered are held by Endesa Latinoamérica, and in the event would be added to the shareholding that Endesa Chile has in Edegel, it will increase its presence in the Peruvian electricity market in which it has operated since 1995.

     3.- Being a transaction between related parties, and in strict compliance with corporate regulations and its bylaws, the management reported it for the knowledge and analysis by the Directors’ Committee of Endesa Chile, prior to being reported to the Board of the Company.

     4.- The Directors’ Committee was informed of this offer at its meeting held on Thursday, March 26 and, considering that this might be of interest to the company, it decided by a majority to ask the management to provide an independent opinion regarding the transaction, in order to determine the market conditions for it, and thus be able to issue the report which the Corporations Law makes mandatory for the Directors’ Committee for this kind of transaction.

     5.- The board of Endesa Chile, at its meeting held on Thursday, March 26 was informed of the offer and the decision of the Directors’ Committee, and now awaits the referred report from that Committee in order to evaluate this transaction in due time and on its merits.

     6.- Endesa Chile regrets the information that could distort the rigor and transparency with which the company always acts with respect to all its shareholders in protection of the social interest, and in strict compliance with Chilean corporate legislation and applicable corporate governance standards.

Santiago, April 1, 2009

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: April 1, 2009